                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2006

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: 400 MILLION EURO FROM ORDERS FOR 2.5 MILLION INNOVATIVE TERMINALS

At the dealers’ convention in Barcelona, after the presentation of new convergent offers and devices, over 2.5 million innovative terminals were ordered, including “UNICO” the first fixed-mobile telephone in Europe which will be on the market from July

Milan, 30 May 2006 – The first company in Europe to launch “UNICO”, Telecom Italia in Barcelona presented its new convergent offers for the summer, gathering orders for 2.5 million innovative terminals worth approximately 400 million euro.

“UNICO” is the fixed-mobile telephone, based on UMA technology, which functions as a multimedia cordless in the home, using the IP network, and as a GSM mobile phone outside. “UNICO” is one of the new convergent offers which integrate the most innovative technologies (voice, Internet and Mobile TV) and which Telecom Italia will offer beginning from June.

As well as “UNICO”, Telecom Italia will launch “TIM TV”, digital TV via mobile phones, with an offering of programmes that will initially include Canale 5, Italia 1, Retequattro, La7 and MTV, to which other content will be added in future.

Along with mobile TV and also beginning June, TIM will launch super-fast UMTS which, using HSDPA technology, will allow internet navigation and video, music and image downloads in quick time.

“UNICO”: Telecom Italia’s new fixed-mobile telephone

With 15 euro a month and an available ADSL line, “UNICO” permits calls from home to all fixed-line phones and TIM mobile phones without additional costs; outside the home, “UNICO” permits calls at 0 cost to two TIM number and one fixed-line number. In this way the customer is always assurde of the most convenient tariff, while maintaining separate TIM and Telecom Italia billing. With “UNICO”, further, it is possible to receive and send email to wherever you happen to be. The first model, which will be on the market in July, will be the Samsung SGH P200.

“TIM TV”: Telecom Italia launches digital TV on TIM mobile phones; from September the games of the football  Serie A TIM championship and the Champions League

Beginning from June, the free promotion for the entire summer “TIM TV”, the mobile digital television in DVB-H technology, with initial programming including Canale 5, Italia 1, Retequattro, La7 and MTV, with additional content to follow. As well, from September, it will include the football games of the Serie A TIM football championship and the Champions League. “TIM TV” will be available for a convenient monthly subscription beginning form the autumn.

The first digital mobile TV handset will be the Samsung SGH P920, equipped with a SIM Card which receives and unscrambles the digital television signal, also runs the Umts network, has a moveable screen to better watch TV and includes advanced multimedia functions (1.3 megapixel camera, mp3 music player, recorder, video player and Bluetooth technology).

Initally, the DVB-H signal will cover the main Italian cities, including Milan, and Lombardy, Turin and Rome, and will reach 70-75% of the population by the end of  2006. As already announced, Telecom Italia expects to have at least one million customers for its DVB-H television services by 2008.

Super Umts: broadband reaches mobile phones with speeds up to  3 Megabits

Beginning this summer, Umts will become super-fast: travelling at 1.8 Megabit per second, with the new mobile phones it will be possible to “navigate” on the internet and download videos, images and music in very quick time. Replaying a sequence from a football match, for example, will take only a few seconds. Further, from TIM’s portal, it will be possibile to obtain the main contents of Rosso Alice (news, sport, music, cinema and reality TV) with a single “entry token” of 20 euro cents (incuding VAT). The Super Umts, based on  HSDPA (High Speed Downlink Packet Access) technology, will reach the main Italian cities and tourist destinations by the summer, with the aim of reaching 48% of the population by end year. By 2006, the network’s speed will increase further, climbing from 1.8 to 3 Megabit per second.

Telecom Italia Group Press Office

Markets Press Office

+39.06.3688.2610

www.telecomitalia.it/media

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investitori

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 30th, 2006

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager